EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
SANGSTAT MEDICAL CORPORATION

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

SangStat Medical Corporation, a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Article FIFTH of the Corporation’s Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

“FIFTH: The corporation is authorized to issue 45,000,000 shares, 40,000,000 of which are designated “Common Stock,” $0.001 par value, and 5,000,000 of which are designated “Preferred Stock,” $0.001 par value.  The Board of Directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them.  The Board of Directors is also authorized to increase or decrease the number of shares of any series, prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding.  In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.”

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, SangStat Medical Corporation has caused this Certificate to be duly executed in its corporate name this 5th day of June, 2002.

SangStat Medical Corporation

By:	/s/ Adrian Arima
Adrian Arima
Secretary, Vice President and Associate General Counsel